Exhibit 2.3

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”), dated as of April 12, 2007  is between eGene, Inc. (“eGene” or “the Company”) and Ming-Sun Liu, a resident of California (“Employee”).  This Agreement is intended to confirm the understanding between the Company and Employee with respect to Employee’s future employment by the Company, contingent upon execution of the Agreement and Plan of Merger between QIAGEN North American Holdings, Inc., Electra Merger Sub, Inc., and the Company (the “Merger Agreement”).  This Agreement shall become effective (the “Effective Date”) immediately prior to consummation of the merger that is the subject of the Merger Agreement set forth above. If such merger is not consummated, this Agreement shall immediately terminate and be of no force or effect.

In consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the parties have agreed as follows:

1. Employment.

(a) Title and Duties.  Subject to the terms and conditions of this Agreement, the Company will employ Employee, and Employee will be employed by the Company, as Executive Director, Analytical Systems and General Manager of the Orange County Site, reporting to the Vice President, Automated Systems of the Company.  Employee will have the responsibilities, duties and authority commensurate with said position description attached hereto as Exhibit A.  Employee will also perform such other services of an executive nature for the Company as may be assigned to Employee from time to time by the CEO or the Board of Directors of the Company (the “Board”).

(b) Devotion to Duties.  For so long as Employee is employed hereunder, Employee will devote substantially all of Employee’s business time and energies to the business and affairs of the Company, provided that nothing contained in this Section 1(b) will be deemed to prevent or limit Employee’s right to manage Employee’s personal investments on Employee’s own personal time, including, without limitation, the right to make passive investments in the securities of (i) any entity which Employee does not control, directly or indirectly, and which does not compete with the Company, or (ii) any publicly held entity so long as Employee’s aggregate direct and indirect interest does not exceed two percent (2%) of the issued and outstanding securities of any class of securities of such publicly held entity.

2. Term of Employment.

(a) Term.  Subject to the terms hereof, Employee’s employment hereunder will commence on May 31, 2007 (or close of merger) and will continue until the second anniversary thereof (the “Initial Term”), provided that on the second and each subsequent anniversary of the Effective Date, the term of Employee’s employment hereunder will be automatically extended for an additional period of one year (each a “Subsequent Term”) unless either Employee or the Company has given written notice to the other that such automatic extension will not occur (a “Non-Renewal Notice”), which notice was given not less than sixty (60) days prior to the relevant anniversary of the Effective Date.  The Initial Term and any Subsequent Term are referred to herein collectively as the “Term.”

(b) Termination.  Notwithstanding anything else contained in this Agreement, Employee’s employment hereunder will terminate upon the earliest to occur of the following:

(i) Expiration of the Term.  If a Non-Renewal Notice has been given pursuant to Section 2(a), immediately upon expiration of the Term;

(ii) Death.  Immediately upon Employee’s death;

(iii) Termination by the Company.

(A) If because of Employee’s Disability, written notice by the Company to Employee that Employee’s employment is being terminated as a result of Employee’s Disability (as defined below), which termination shall be effective on the date of such notice;

(B) If for Cause (as defined below), written notice by the Company to Employee that Employee’s employment is being terminated for Cause and that sets forth the specific alleged Cause for termination and the factual basis supporting the alleged Cause, which termination shall be effective on the date of such notice or such later date as specified in writing by the Company; or

(C) If without Cause (i.e., for reasons other than Section 2(b)(iii)(A) or (B)), written notice by the Company to Employee that Employee’s employment is being terminated without Cause, which termination shall be effective on the date of such notice or such later date as specified in writing by the Company; or

(iv) Termination by Employee.

(A) If for Good Reason (as defined below), written notice by Employee to the Company that Employee is terminating Employee’s employment for Good Reason and that sets forth the specific alleged Good Reason for termination and the factual basis supporting the alleged Good Reason, which termination shall be effective sixty (60) days after the date of such notice; provided that if the Company has cured the circumstances giving rise to the Good Reason, then such termination shall not be effective; or

(B) If without Good Reason, written notice by Employee to the Company that Employee is terminating Employee’s employment, which termination shall be effective one hundred and twenty (120) days after the date of such notice or such earlier date as specified in writing by the Board.

Notwithstanding anything in this Section 2(b), the Company may at any point terminate Employee’s employment for Cause prior to the effective date of any other termination contemplated hereunder.

(c) Definition of “Disability”.  For purposes of this Agreement, “Disability” shall mean Employee’s incapacity or inability to further perform Employee’s duties and responsibilities as contemplated herein for one hundred twenty (120) days or more within any one (1) year period (cumulative or consecutive), because Employee’s physical or mental health has become so impaired as to make it impossible or impractical for Employee to perform the duties and responsibilities contemplated hereunder. Determination of Employee’s physical or mental health will be determined by a medical expert appointed by mutual agreement between the Company and Employee.

(d) Definition of “Cause”.  For purposes of this Agreement, “Cause” shall mean that either Employee has (i) intentionally committed an act or omission that materially harms the Company; (ii) been grossly negligent in performance of Employee’s duties to the Company; (iii) failed to promptly carry out a direct order of the CEO or the Board that is consistent with Employee’s duties and fiduciary responsibilities; (iv) committed an act of moral turpitude; (v) committed an act of fraud or material dishonesty in discharging Employee’s duties to the Company or in relation to the Company; (vi) breached any material provision of this Agreement or any nondisclosure or non-competition agreement (including the Non-Competition, Confidentiality, and Intellectual Property Agreement attached hereto as Exhibit B), between Employee and the Company, as all of the foregoing may be amended from time to time; (vii) intentionally committed a material breach of any provision of any code of conduct or ethics policy in effect at the Company, as all of the foregoing may be amended from time to time; (viii) been convicted or pled nolo contendere of a felony or other crime; or (ix) any other circumstances constituting cause under California common law.

(e) Definition of “Good Reason”.  For the purposes of this Agreement, “Good Reason” shall mean: (i) without Employee’s express written consent, a material reduction by the Company in Employee’s Base Salary (as defined below) as in effect on the date hereof or as the same may be increased from time to time; (ii) during the Initial Term, Employee is required, without Employee’s express written consent and as a condition of remaining an employee of the Company, to relocate outside of the state of California; or (iii) a material breach of the terms of this Agreement by the Company, provided that except as specifically set forth in this paragraph, a change in title or responsibilities shall not be considered a material breach for the purposes of this clause, and further provided that the Company shall have thirty (30) days from the date of the written notice set forth in Section 2(b)(iv)(A) in which to cure any alleged action or omission giving rise to the Good Reason, in which case there shall be no Good Reason.

3. Compensation.

(a) Base Salary.  While Employee is employed hereunder, the Company will pay Employee an annual salary of $160,000, paid on a biweekly basis, as increased from time to time in the Company’s discretion (the “Base Salary”).  The Company will deduct from each such installment any amounts required to be deducted or withheld under applicable law or under any employee benefit plan in which Employee participates.  The Company will review Employee’s performance on an annual basis and, in its sole discretion, may adjust Employee’s Base Salary on the basis of such review (including an upward adjustment).

(b) Annual Bonus.  Assuming Employee is still employed by the Company at the time of payment, Employee will also be eligible to receive an annual performance bonus of up to twenty-five percent (25%) of Employee’s base salary. The award and amount of any bonus shall be determined at the sole discretion of the Company, and the bonus will be based upon Employee’s job performance and the overall financial performance of the Company.  Sixty-six percent of the bonus will be based upon the Company’s financial achievement and thirty-four percent of the bonus shall be based upon the achievement of personal objectives established by Employee and Employee’s manager. Any Bonus shall be paid on or before April 30th of the year following the calendar year to which it relates.

(c) Retention Bonus.  The Company shall pay to Employee a Retention Bonus in an amount equal to twenty-five percent (25%) of Employee’s Base Salary, less applicable taxes and deductions, if:

(i) Employee remains employed by the Company for the full two (2) years of the Initial Term; and

(ii) by the conclusion of the Initial Term, the Company achieves its milestone goals established by the Company.

Any earned Retention Bonus shall be paid on or before April 30th of the year following the calendar year to which it relates.

(d) Equity.  Subject to  the  approval  of the QIAGEN N.V. Board of Directors, Employee will be eligible to participate in the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the “Stock Plan”), as may be modified from time to time.  Upon and subject to obtaining such approvals as are necessary, Employee will be granted ten thousand (10,000) shares of non-qualified stock options.  The strike price of such options will be determined on the last business day of the month in which Employee is hired.  The options will become fully vested upon the second anniversary of the Effective Date, subject to Employee’s continued employment with the Company.  Employee will be restricted from selling the shares underlying the options for a period of three (3) years from the grant date hereof, pursuant to the terms and conditions of the Stock Plan.

(e) Fringe Benefits.  In addition to any benefits provided by this Agreement, Employee shall be entitled to participate in all employee benefit, welfare and other plans, practices, policies and programs and fringe benefits of the Company provided to employees at the same level as Employee. Employee understands that, except when prohibited by applicable law, the Company’s benefit plans and fringe benefits may be amended, enlarged, diminished or terminated by the Company from time to time, in its sole discretion.

(f) Time Off.  Employee may take up to four (4) weeks per year as paid time off, to be scheduled to minimize disruption to the Company’s operations.  Paid time off may not be carried over from one year to the next, and paid time off is not paid out on termination of employment unless required by applicable law.

(g) Reimbursement of Expenses.  The Company will reimburse Employee for all ordinary and reasonable out-of-pocket business expenses that are incurred by Employee in furtherance of the Company’s business in accordance with the Company’s policies with respect thereto as in effect from time to time.

4. Severance Compensation.

(a) Definition of Accrued Obligations. For purposes of this Agreement, “Accrued Obligations” means (i) the portion of Employee’s Base Salary that has accrued prior to any termination of Employee’s employment with the Company and has not yet been paid; (ii) the amount of any expenses properly incurred by Employee on behalf of the Company prior to any such termination and not yet reimbursed; and (iii) the Retention Bonus, if all conditions for earning such bonus under Section 3(c) have been met.  Employee’s entitlement to any other compensation or benefit under any plan of the Company shall be governed by and determined in accordance with the terms of such plans, except as otherwise specified in this Agreement.

(b) Termination For Cause, Without Good Reason, Or Due To Term Expiration. If Employee’s employment hereunder is terminated by the Company for Cause, by Employee without Good Reason, or as the result of the expiration of the Term, the Company will pay the Accrued Obligations to Employee promptly following the effective date of such termination and shall have no further obligations to Employee.

(c) Termination Due To Employee’s Disability or Death. If Employee’s employment hereunder is terminated as a result of Employee’s Disability or death, the Company shall promptly pay Employee or Employee’s estate (as appropriate) the following: (i) Employee’s Accrued Obligations; and (ii) an amount equal to Employee’s monthly Base Salary for a three (3) month period, such payments to be made in accordance with the Company’s usual payroll practices and to begin on the first regular pay date following the effective date of the separation agreement set forth in Section 4(e) below (if applicable).

(d) Termination Without Cause or For Good Reason.  If Employee’s employment hereunder is terminated by the Company without Cause or by Employee for Good Reason, then:

(i) The Company will pay the Accrued Obligations to Employee promptly following the effective date of such termination;

(ii) The Company will pay to Employee an amount equal to Employee’s monthly Base Salary through the expiration of the remaining portion of the then-current Term, such payments to be made in accordance with the Company’s usual payroll practices and to begin on the first regular pay date following the effective date of the separation agreement set forth in Section 4(e) below; and

(iii) Subject to COBRA, the Company will continue to provide medical insurance coverage for Employee at the Company’s cost (except for Employee’s co-pay, if any, which shall be deducted from payments provided under subsection (ii) above), through the expiration of the remaining portion of the then-current Term, beginning in the month of the effective date of the separation agreement set forth in Section 4(e) below, provided that the Company shall have no obligation to provide such coverage if Employee fails to elect COBRA benefits in a timely fashion or if Employee becomes eligible for medical coverage with another employer.

(e) Release of Claims.  The Company shall not be obligated to pay Employee any of the compensation set forth in Sections 4(c) or 4(d) (other than the Accrued Obligations) unless and until Employee has executed (without revocation) a timely separation agreement in a form that is acceptable to the Company, which will include, at a minimum, a complete release of claims against the Company and its affiliated entities.

(f) No Other Payments or Benefits Owing.  The payments and benefits set forth in this Section 4 shall be the sole amounts owing to Employee upon termination of Employee’s employment for any reason.  Employee shall not be eligible for any other payments, including but not limited to additional Base Salary payments, bonuses, commissions, or other forms of compensation or benefits.  The payments and benefits set forth in this Section shall be the sole remedy, if any, available to Employee in the event that he brings any claim against the Company for any claims arising from or relating to the termination of his employment under this Agreement.

(g) 409A Compliance.  Notwithstanding any other provision with respect to the timing of payments under Section 4, if, at the time of Employee’s termination, Employee is deemed to be a “specified employee” (within the meaning of Code Section 409A, and any successor statute, regulation and guidance thereto) of the Company, then limited only to the extent necessary to comply with the requirements of Code Section 409A, any payments to which Employee may become entitled under Section 4 which are subject to Code Section 409A (and not otherwise exempt from its application) will be withheld until the first (1st) business day of the seventh (7th) month following the termination of Employee’s employment, at which time Employee shall be paid an aggregate amount equal to the accumulated, but unpaid, payments otherwise due to Employee under the terms of Section 4.

5. Confidentiality and Competition.  Employee agrees to sign and return to the Company the Non-Competition, Confidentiality, and Intellectual Property Agreement attached hereto as Exhibit B concurrently with the execution of this Agreement.

6. Property and Records.  Upon termination of Employee’s employment hereunder for any reason or for no reason, Employee will deliver to the Company any property of the Company which may be in Employee’s possession, including blackberry-type devices, laptops, cell phones, products, materials, memoranda, notes, records, reports or other documents or photocopies of the same.

7. General.

(a) Notices.  Except as otherwise specifically provided herein, any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated: (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; (iii) by telecopy or facsimile transmission upon acknowledgment of receipt of electronic transmission; or (iv) by certified or registered mail, return receipt requested, upon verification of receipt.  Notices to Employee shall be sent to the last known address in the Company’s records or such other address as Employee may specify in writing.  Notices to the Company shall be sent to the Company’s CEO or to such other Company representative as the Company may specify in writing.

(b) Entire Agreement.  This Agreement, together with the Non-Competition, Confidentiality, and Intellectual Property Agreement attached hereto and the other agreements specifically referred to herein, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof.  No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement will affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.  Employee specifically acknowledges and agrees that as of the Effective Date, Employee’s May 1, 2003 employment agreement (as amended) with the Company shall terminate and be of no further force or effect, and Employee shall not be entitled to any payments or benefits thereunder.

(c) Modifications and Amendments.  The terms and provisions of this Agreement may be modified or amended only by written agreement executed by the parties hereto.

(d) Waivers and Consents.  The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions.  No such waiver or consent will be deemed to be or will constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar.  Each such waiver or consent will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver or consent.

(e) Assignment.  The Company may assign its rights and obligations hereunder to any person or entity that succeeds to all or substantially all of the Company’s business or that aspect of the Company’s business in which Employee is principally involved.  Employee may not assign Employee’s rights and obligations under this Agreement without the prior written consent of the Company.

(f) Governing Law/Jury Waiver.  This Agreement and the rights and obligations of the parties hereunder will be construed in accordance with and governed by the law of the State of California. Both parties agree that any action, demand, claim or counterclaim in connection with any aspect of Employee’s employment with or separation from the Company, or any dispute regarding the terms or interpretation of this Agreement, shall be resolved in a court of competent jurisdiction in California by a judge alone, and both parties waive and forever renounce their rights to a trial before a civil jury.

(g) Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and will in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

(h) Taxation.  The parties intend this Agreement to be in compliance with Code Section 409A.  Employee acknowledges and agrees that the Company does not guarantee the tax treatment or tax consequences associated with any payment or benefit arising under this Agreement, including but not limited to consequences related to Code Section 409A.  The Company and Employee agree that both will negotiate in good faith and jointly execute an amendment to modify this Agreement to the extent necessary to comply with the requirements of Code Section 409A, or any successor statute, regulation and guidance thereto; provided, that no such amendment shall increase the total financial obligation of the Company under this Agreement.

(i) Effect of Code Section 280G.  To the extent Code Section 280G is applicable to payments made or to be made by the Company to Employee, if it is determined that the amounts paid or payable to Employee under the Agreement, when considered together with any other amounts payable to Employee, will cause such payments, or any portion thereof, to be treated as excess parachute payments within the meaning of Section 280G of the Code, then the payments to be made by the Company under this Agreement shall be reduced to the extent necessary to prevent any portion of the total payments made or to be made to Employee by the Company, whether under this Agreement or otherwise, from being deemed to be an excess parachute payment. The independent public accountants for the Company shall determine whether such reductions shall be made and the amounts of any such reductions.

(j) Counterparts.  This Agreement may be executed in two or more counterparts, and by different parties hereto on separate counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.  For all purposes a signature by fax shall be treated as an original.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MING -SUN LIU EGENE, INC.

                                                                                       By: /s/Ming S. Liu

Signature: /s/Ming S. Liu                                                    Name: Ming S. Liu

Address: 2588 Chelsea Ct.                                                  Title: CEO

               Brea, CA 92821

EXHIBIT A

Position Profile:

Job Title: Executive Director, Analytical Systems and General Manager of the Orange County Site

Area:   Orange County Site

Duties and Responsibilities:

• Site management of the Company’s operations in Irvine, California

• General administration, benefits and human resources for the personnel at the site

• Exploration of business opportunities in Asia, including transfer of cartridge manufacturing

• Integration of Irvine site into QIAGEN organization

• New product and application development for the HDA technology

• Contribution to sales effort including management of distributors and business development as defined as identifying and closing large new customers and partnership opportunities

Endnotes

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